100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2014-04

POLYMET REPORTS FIRST QUARTER FISCAL 2015 RESULTS

St. Paul, Minn., June 11, 2014 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three months ended April 30, 2014. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

FINANCIAL HIGHLIGHTS

  Loss for the three months ended April 30, 2014 was $1.784 million compared with $1.660 million for the prior year period. General and administrative expenses excluding non-cash stock-based compensation in the three months ended April 30, 2014 were $1.242 million compared with $1.123 million in the prior year period, excluding non- cash stock based compensation.

  At April 30, 2014 PolyMet had cash and cash equivalents of $23.587 million compared with $32.790 million at January 31, 2014.

  PolyMet invested $8.216 million into its NorthMet project during the three months ended April 30, 2014, compared with $4.912 million in the prior year period.

  On April 25, 2014 PolyMet and Glencore, agreed to extend the maturity of the convertible debt by up to a year to the earlier of the Early Maturity Event (receipt of permits necessary to start construction of the NorthMet project and availability of senior construction finance) and September 30, 2015 from the earlier of the Early Maturity Event and September 30, 2014. As such, the convertible debentures, which were a current liability at January 31, 2014, are a long-term liability at April 30, 2014.

  PolyMet can trigger conversion of the debt to equity upon the Early Maturity Event. As of April 30, 2014 the principal amount was $32.333 million, convertible at a fixed price of $1.2920 per share. At the same time, PolyMet can trigger the early expiration of share purchase warrants held by Glencore, which, if exercised, would raise an additional $8.6 million at $1.30 per share.

  As of April 30, 2014 PolyMet had spent $73.448 million on environmental review and permitting, of which $66.957 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics
(in ‘000 US dollars, except per share amounts)

Balance Sheet	April 30, 2014	January 31, 2014

Cash & equivalents	$23,587	$32,790
Working capital	21,265	(1,872)
Total assets	286,035	287,525
Total liabilities	90,976	91,193
Shareholders’ equity	195,059	196,332

	Three months ended April 30,
Income Statement	2014	2013

General & administrative expense excluding non-cash share-based compensation	$1,242	$1,123
Non-cash share-based compensation	$149	$184

Other Expenses	$393	$353

Loss before tax	$1,784	$1,660

Loss per share	$0.01	$0.01

Investing Activities
NorthMet Property	$8,216	$4,912

Weighted average shares outstanding	275,592,892	183,252,339

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel- precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: "Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2014 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2014 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.